FOR IMMEDIATE RELEASE

IMRIS REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

WINNIPEG, Manitoba, May 2, 2013 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the first quarter of 2013. All figures are reported in US dollars. Revenues were $8.1 million in the quarter compared with $3.5 million in the first quarter of 2012. Net loss in the first quarter was $8.4 million, largely unchanged from the first quarter of 2012.

Highlights:

•	Quarterly revenues increase by 131% to $8.1 million

•	VISIUS® iCT exhibited at American Association of Neurological Surgeons Annual Scientific Meeting

•	Strengthened working capital position with $20.1 million public offering of common shares

Financial Highlights:

	3 months ended Mar 31 (unaudited)
($000’s except per share amounts)	2013	2012	Change
Sales	8,066	3,493	130.9%
Gross profit	3,020	1,394	116.6%
Gross profit as % of sales	37.4%	39.9%	n/m [1]
Operating expenses	10,794	9,939	8.6%
Adjusted EBITDA[2]	(6,372)	(7,222)	(11.8)%
Operating loss	(8,362)	(8,332)	(0.3)%
Net loss	(8,378)	(8,350)	(0.3)%
Basic and diluted loss per share	(0.18)	(0.18)	(0)%
Cash & accounts receivable	30,751	44,614	(31.1)%
Total assets	88,616	85,066	4.2%

Revenues

Total revenues increased by 131% to $8.1 million in the first quarter of 2013 compared with $3.5 million in the first quarter of 2012. VISIUS Surgical Theatre delivery activities increased over the same period in 2012 resulting in a $3.8 million increase in system revenue compared to the same quarter in 2012. Also contributing to the improvement in first quarter results were service contract revenues which increased 71% to $1.8 million as a result of an increase in the installed base of VISIUS Surgical Theatres which have transitioned from warranty to service programs.

Gross Profit

Gross profit was $3.0 million in the first quarter compared with $1.4 million in Q1 2012. The first quarter 2013 gross profit as a percentage of sales was 37.4% compared to 39.9% in Q1 2012. The higher year-over-year gross profit performance in the first quarter was attributable to increased installations partly offset by lower margined system installation and lower service margins in the period. Gross profit as a percentage of sales is expected to continue to vary based on the underlying installations in each quarter, with full year 2013 performance expected to be in excess of 40%.

[1]	Not meaningful.
[2]	Adjusted EBITDA is defined as earnings before interest income, stock based compensation, gain on asset sale, foreign exchange, embedded derivatives, income taxes, and amortization.

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Operating Expenses

Operating expenses continue to focus on investment to grow the business.

Operating expenses for the three months ended March 31, 2013 were $10.8 million, an increase of $0.9 million or 9% over the same period in 2012.  The increase is primarily due to additional one-time costs related to the relocation of the Company to Minnesota of $0.8 million, and increased employee costs, offset by lower expense in research and development costs for robotics, MR-guided radiation therapy and other ancillary research projects. The relocation costs consist of recruiting of $0.3 million, retention and severance costs of $0.2 million, and travel, professional fees and other expenses of $0.3 million. The increased employee-related costs from the prior year included the addition of new customer support staff and three senior executives in operations, customer service and the Company’s Chief Operating Officer.  Amortization was largely unchanged from a year earlier at $1.0 million.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA in the first quarter of 2013 was negative $6.4 million compared with negative $7.2 million in the first quarter of 2012. The year over year improvement reflects higher gross profit, partly offset by higher operating expenses, including the one-time relocation costs. Operating loss was $8.4 million in the first quarter of 2013 compared with $8.3 million in the first quarter of 2012. The marginal increase in operating loss reflects an improvement in adjusted EBITDA offset by foreign exchange losses and interest expense in 2013 versus interest income and a foreign exchange gain in Q1 2012.

Net Loss

Net loss for the first quarter of 2013 was largely unchanged at $8.4 million. The marginally higher net losses in the first quarter of 2013 reflect increased operating expenses and foreign exchanges losses, offset by higher gross profit arising from increased installation activity in Q1 2013.

Liquidity and Capital Resources

Cash at March 31, 2013 totaled $27.1 million. In addition, the Company had accounts receivable of $3.7 million. These funds, together with ongoing operating cash flow, will be used to fund the Company’s working capital and general corporate purposes.

Backlog3

During the first quarter of 2013, $1.0 million in new orders were received and $8.1 million of backlog was converted into revenues. The change in the US dollar versus the foreign currencies of the orders in backlog resulted in a marginal increase in the value of the backlog. Backlog at March 31, 2013 was $115.5 million and comprised of $63.1 million of system orders and $52.4 million in service contracts.

3 See “Non-GAAP Financial Measures” in the Company’s Q1 2013 MD&A for further information on backlog.

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Other Developments

IMRIS Exhibits Novel VISIUS® iCT at AANS – At the recent American Association of Neurological Surgeons (AANS) Annual Scientific Meeting in New Orleans, IMRIS exhibited its novel intraoperative CT solution that allows for a CT scanner to move on-demand using ceiling-mounted rails for effortless access in the OR without patient transport for imaging. The VISIUS iCT is pending US FDA 510(k) approval and is not available for sale in any market.

IMRIS Completes $20.1 Million Public Offering of Common Shares – On March 18, 2013, the Company closed its underwritten public offering of 5,750,000 common shares at a public offering price of US$3.50 per share for gross proceeds of approximately US$20.1 million. IMRIS intends to use the net proceeds from this offering for working capital and general corporate purposes, including commercialization activities of new products, research and development programs and working capital needs.

Outlook

For 2013, the Company’s expectation is for another year of improved order bookings, with the strongest performance coming from the United States and the Asia-Pacific markets. Annual revenues, comprised of both systems and service, are expected to be in the range of $65 million. IMRIS’s quarterly revenue profile varies depending on the underlying system installations in each period. Q2 2013 revenues are expected to be in the $9 million to $10 million range. Similar to prior years, the Company expects that the strongest quarterly revenue performance will once again occur in the second half of 2013.

Strong increases in gross profit are expected in 2013, including significantly higher gross profit as a percentage of sales, which is forecast to be above 40% for the year. Quarterly gross profit as a percentage of sales will vary depending on the underlying system installations in the respective quarters.

Carefully managing expenses is a priority in 2013, and departmental cash operating expenses are targeted to decrease by $4 million from 2012 levels to approximately $34 million. Taken together, total cash and non-cash operating expenses in 2013 are expected to be approximately $51 million, as summarized in the table below:

2013 Forecast	$ Millions
Cash operating expenses	34.0
Minneapolis relocation costs	4.0
Research & Development charge	2.0
Total	40.0
Research & Development charge (non-cash)	5.0
Depreciation (non-cash)	4.0
Stock Based Compensation (non-cash)	2.0
Total operating expenses	51.0

Cash requirements in 2013 include funding for operations, capital investments related to robotics, VISIUS iCT and MRgRT test labs, the costs related to the U.S. relocation and prepaid development costs associated with collaborative arrangements. Total capital expenditures for the year are expected to be in the range of $6 million to $8 million this year.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

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Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, May 2, 2013. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 416-644-3416 or 800-814-4860. To access the live audio webcast, please visit IMRIS’s website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on May 9, 2013. To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4615854#. The webcast will also be archived on IMRIS’s website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com

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